						Exhibit 12(b)

Entergy Gulf States Louisiana, L.L.C.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

						31-Mar

	2005	2006	2007	2008	2009	2010

Fixed charges, as defined:
Total Interest charges	$126,788	$149,780	$163,409	$131,197	$118,243	$112,165
Interest applicable to rentals	8,832	8,928	8,773	9,197	3,767	4,091

Total fixed charges, as defined	135,620	158,708	172,182	140,394	122,010	116,256

Preferred dividends, as defined (a)	6,444	5,969	6,514	1,151	1,306	$1,289

Combined fixed charges and preferred dividends, as defined	$142,064	$164,677	$178,696	$141,545	$123,316	$117,545

Earnings as defined:

Income from continuing operations before extraordinary items and
the cumulative effect of accounting changes	$206,497	$211,988	$192,779	$144,767	$153,047	$164,009
Add:
Income Taxes	110,270	107,067	123,701	57,197	89,185	93,846
Fixed charges as above	135,620	158,708	172,182	140,394	122,010	116,256

Total earnings, as defined	$452,387	$477,763	$488,662	$342,358	$364,242	$374,111

Ratio of earnings to fixed charges, as defined	3.34	3.01	2.84	2.44	2.99	3.22

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.18	2.90	2.73	2.42	2.95	3.18

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.